Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following communication contains forward-looking statements, including statements regarding benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities, post-closing integration of the businesses and product lines of Symantec and VERITAS, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this communication.

The following is a communication sent by John G. Schwarz, President and Chief Operating Officer of Symantec to customers of Symantec, and posted by Symantec on its intranet website on March 24, 2005.

Dear Valued Customer:

As we approach the end of the quarter and the closing of our proposed merger with VERITAS Software next quarter, on behalf of the team at Symantec I would like to take this opportunity to personally thank you for your continued loyalty and partnership. Our ultimate commitment to you, as the merger proceeds, is to ensure a seamless transition at each step and to assure you of the highest standard of customer support from the day we complete our merger and into the future.

I am pleased to inform you that we are making substantial progress on all fronts of our integration planning activities and the merger is proceeding on target. Our effectiveness in research and development will be greatly enhanced by this merger and you can remain comfortable that we will continue to invest in all of our existing product lines with no disruption. We remain steadfastly committed to further developing and enhancing our products’ abilities to address your business and technical requirements. Best of breed products such as VERITAS BackupExec, VERITAS NetBackup, VERITAS Storage Foundation, VERITAS i3 and Symantec LiveState Delivery/Recovery will continue their life cycles. Any product’s end-of-life will only occur as a result of normal product portfolio management, and will be communicated with ample time for you to plan for a transition to new technologies, just as it would have been if the companies were to remain separate entities.

As we look to the future, our mission will be to find new and innovative ways of combining our existing and complementary security and availability products into new and compelling information integrity solutions that will enable you to more effectively manage risk, lower the cost and complexity of your IT infrastructure and better enable you to align your IT resources to the changing needs of your business. The new Symantec is committed to continuing to provide you with industry-leading integrated security protection at all tiers of the network, policy compliance management, data protection, storage and server management, high availability and application performance management products and services that you’ve come to rely upon.

We are committed to keeping your business up, running and growing no matter what happens.

If you’d like additional information regarding the proposed merger, please visit www.symantec.com for the latest updates and news. If you have specific questions or would like to provide us with feedback, please contact your account manager or send us an email at customer_voice@symantec.com.

Best regards,

John G. Schwarz, President and Chief Operating Officer
Symantec Corporation

Symantec and VERITAS are required to include the following legend on any communication that may be deemed to be offering or soliciting materials under the applicable SEC rules and regulations

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.